June 23, 2011

Via EDGAR Filing
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ross Stores, Inc. May 18, 2011 Supplemental Response to Form 10-K for Fiscal Year End January 29, 2011 Filed March 29, 2011 File No. 000-14678

Dear Mr. Reynolds:

We have received your comment letter dated June 15, 2011 in regard to our Form 10-K for our fiscal year ended January 29, 2011, filed March 29, 2011. To facilitate your review, we repeat the captions and numbered paragraphs from your comment letter, and are providing the following responses to the comments:

Form 10-K for Fiscal Year End January 29, 2011
Supplemental Response, submitted May 18, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.	We note your response to comment 2 of our letter dated May 11, 2011. Please revise future filings to further clarify the reasons for material trends in packaway inventory and identify the principal factors you consider when determining to use packaway inventory instead of other inventory. Also, please clarify the term “a semi-annual selling season.” Please provide revised draft disclosure.

In response to this comment, we advise the Staff that we plan to revise the discussion of packaway inventory in Management’s Discussion and Analysis in future filings substantially as follows:

We expect to continue to take advantage of packaway inventory opportunities to deliver bargains to our customers. As a regular part of our business, packaway inventory levels will vary over time based on availability of compelling opportunities in the marketplace.

Packaway merchandise is purchased with the intent that it will be stored in our warehouses until a later date. The timing of the release of packaway inventory to our stores is principally driven by the product mix and seasonality of the merchandise, and its relation to the Company’s store merchandise assortment plans. As such, the aging of packaway varies by merchandise category and seasonality of purchase, but typically packaway remains in storage less than six months.

Changes in packaway inventory levels impact our operating cash flow. At the end of the 2011 first quarter, packaway inventory increased to 48% of total inventory from 47% at the end of fiscal 2010. At the end of the 2010 first quarter, packaway inventory decreased to 33% of inventory from 38% at the end of fiscal 2009. Packaway inventory as a percentage of our total inventory increased from the first quarter of 2010 to the first quarter of 2011 as we took advantage of the increased availability of compelling opportunities available in the marketplace.

The change in total merchandise inventory, net of the related change in accounts payable, resulted in a use of cash of approximately $85 million for the three months ended April 30, 2011 compared to a source of cash of approximately $75 million for the three months ended May 1, 2010.

We do not believe that fluctuations in our packaway inventory levels will have a material impact on our overall liquidity.

Financial Statements
Notes to Financial Statements
Note A: Summary of Significant Accounting Policies
Revenue, page 35

2.	We reviewed your response to our prior comment 3. Please tell us why you believe it is appropriate to record gift card breakage as a reduction of operating expenses versus revenue or other operating income. In addition, for each period presented, provide us with the amount of breakage recognized and the amount of your unredeemed gift card liability.

Supplementally, we advise the Staff that we recorded breakage of stored value cards (gift cards and store cards issued to customers as a result of a merchandise return or exchange) of approximately $2.7 million, $2.0 million, and $2.0 million in 2010, 2009 and 2008, respectively.

The classification of breakage is not specifically addressed in U.S. GAAP, and there is diversity in practice regarding classification of breakage. We record breakage as other operating income, which due to its insignificance is classified as a reduction of selling, general and administrative expenses in our consolidated statements of earnings.

The liability for unredeemed stored value cards is recorded in accrued expenses and other in the consolidated balance sheets and was approximately 3% of total current liabilities as of the end of 2010 and 2009. As such, this liability balance was less than the 5% requirement for separate disclosure. In the future we will continue to evaluate this liability balance for separate disclosure.

Item 9A – Controls and Procedures
Disclosure Controls and Procedures, page 53

3.	We have reviewed your response to our prior comment 4. Your response did not address our comment, and thus the comment will be reissued. We note your statement that “any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met.” Please provide us with and confirm that in future filings you will revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.

In response to the Staff’s comment, we propose to revise our disclosure in future filings with regard to the evaluation and effectiveness of our disclosure controls and procedures so that it would read substantially as follows:

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at that reasonable assurance level as of the end of the period covered by this report.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

Ross Stores, Inc. acknowledges that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at (925) 965-4315 if you have any additional comments or questions regarding our response.

Sincerely,

John G. Call
Senior Vice President and Chief Financial Officer
Ross Stores, Inc.

cc:	Adam Scott, Deloitte & Touche LLP
Bradley J. Rock, DLA Piper LLP (US)